Exhibit 12.1
Endeavour International Corporation
Endeavour International Corporation
Computation of Ratios of Earnings to Fixed Charges
(Amounts in thousands)

	Year Ended December 31,
	2010	2009	2008

Earnings:
Income (Loss) before Taxes	$55,743	$(94,687)	$49,975

Add: Fixed charges	38,517	19,697	26,973
Less: Capitalized interest	(3,925)	(3,067)	(3,998)

Earnings	$98,185	$(71,923)	$80,946

Fixed Charges:
Interest expense	$34,592	$16,630	$22,975
Capitalized interest	3,925	3,067	3,998

Total fixed charges	$38,517	$19,697	$26,973

Ratio of earnings to fixed charges	2.5	—	3.0
For purposes of this computation, earnings are defined as pretax earnings from continuing operations before adjustment for minority interest and equity losses in entities with oil and gas properties, plus interest expense, and amortization of debt discount and expense related to indebtedness. Fixed charges are interest expense, including amortization of debt discount and expenses on indebtedness.
Earnings were insufficient to cover fixed charges by $91.6 million for the year ended December 31, 2009.